Exhibit (a)(1)(I)
November 23, 2005
To Our Stockholders:
      Emdeon Corporation (the “Company”) is offering to purchase up to 60,000,000 shares of its common stock at a purchase price of $8.20 per share, net to you in cash, without interest. On November 22, 2005, the last trading day prior to commencement of the tender offer, the last reported sales price of our shares of common stock on the Nasdaq National Market was $7.75 per share.
      The offer is subject to certain conditions, including that a minimum of 27,500,000 shares be properly tendered (and not properly withdrawn) in the offer. We will purchase the shares that are properly tendered (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders, for cash at $8.20 per share, net to the selling stockholder.
      If you do not wish to participate in the tender offer, you do not need to take any action.
      The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I ENCOURAGE YOU TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. NEITHER THE COMPANY NOR ANY MEMBER OF ITS BOARD OF DIRECTORS NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. YOU SHOULD ALSO DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER OR OTHER FINANCIAL OR TAX ADVISOR. THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INDICATED THAT THEY DO NOT INTEND TO TENDER ANY OF THEIR SHARES IN THE TENDER OFFER, AS MORE SPECIFICALLY DISCUSSED IN SECTION 11 OF THE OFFER TO PURCHASE.
      Please note that the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, December 21, 2005, unless we extend it.
      Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay “odd lot” discounts.
      If you have any questions regarding the tender offer or need assistance in tendering your shares of Emdeon common stock, please contact the Information Agent for the tender offer, Innisfree M&A Incorporated at 1-888-750-5834 (banks and brokers call collect: 1-212-750-5833).

Sincerely,

Kevin M. Cameron
Chief Executive Officer

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